Exhibit 99.1

Mobilicom to Exhibit at Modern Day Marine 2026, Showcasing its Cybersecure
Solutions Portfolio Amid Growing U.S. Department of War Platform
Deployments

Mobilicom to hold strategic meetings with U.S. Department of War and Marine Corps representatives, as well as existing customers and new customers under integration, at the premier Marine Corps technology exposition

Palo Alto, California, April 23, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced it will exhibit at Modern Day Marine 2026, taking place April 28–30, 2026 in Washington, D.C. The Company will exhibit under the booth of its strategic U.S. partner, Noble, a leading provider of procurement and logistics for the defense industry, at Booth #618.

“Modern Day Marine is where we get to demonstrate real results — not just products,” said Oren Elkayam, Founder and CEO of Mobilicom. “Our solutions are already deployed in drone platforms actively serving the Marine Corps, and a Tier-1 customer’s recent Program of Record win with the U.S. Department of War supports the potential for high-volume production and multi-year continuity. We expect to meet with representatives of the U.S. DoW and the Marine Corps, catch up with existing customers, and connect with new customers currently integrating our technology. This is exactly the kind of show where all of that comes together.”

Mobilicom will showcase its full product line at the show, with SkyHopper MultiBand taking center stage. The latest addition to the Company’s SDR data link line, SkyHopper MultiBand, delivers wideband coverage across multiple frequency bands, extended range, and is designed to provide strong resistance to electronic warfare and jamming — purpose-built for complex, contested environments. Alongside it, Mobilicom will present its comprehensive end-to-end portfolio, including ICE Cybersecurity Software, OS3 Platform Software, airborne and ground data links, MCU Mesh Networking and Mobile Ground Control Stations— all field-proven and already embedded in platforms serving the U.S. Department of War.

Mobilicom comes to Modern Day Marine with real momentum: a Tier-1 customer’s recent U.S. Department of War Program of Record win unlocks the potential for high-volume production with multi-year delivery continuity for Mobilicom-powered drone platforms.

Modern Day Marine is the U.S. Marine Corps’ premier venue for product developers to demonstrate their capabilities directly to service members, acquisition specialists, and service leaders. Hosted in Washington, D.C. and drawing hundreds of exhibitors across more than 84,000 square feet of interactive displays, the exposition serves as the central meeting point for the Marine Corps warfighting community and the defense industry.

Visitors can find Mobilicom at Noble Booth #618. To schedule a meeting in advance, contact david.fagelston@mobilicom.com.

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the potential for high-volume production with multi-year delivery continuity for Mobilicom-powered drone platforms. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com